EXHIBIT 99.1

RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

September 26, 2011

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear RADVISION Ltd. Shareholders:

We cordially invite you to the 2011 Annual General Meeting of Shareholders of RADVISION Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on Wednesday, November 2, 2011, at the Company’s offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

1.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2011 and until the annual general meeting of shareholders to be held in 2012, and to authorize the Board of Directors of the Company to delegate to the Audit Committee of the Board of Directors the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services;

2.	To approve amendments to the Company’s Articles of Association;

3.	Subject to the approval of Item 2, to approve an amendment to the indemnification agreements between the Company and the Company’s directors and certain officers;

4.	To re-elect Dr. Yoseph Linde as an outside director for an additional three-year term;

5.	To approve the remuneration to be paid to Dr. Yoseph Linde as an outside director;

6.	To review and discuss the Company’s directors’ annual report to shareholders, auditor’s report, and consolidated financial statements for the year ended December 31, 2010; and

7.	To transact such other business as may properly come before the annual general meeting of shareholders or any adjournment thereof.

The Board of Directors of the Company recommends that you vote in favor of all of the proposals, which are described in the attached proxy statement.

Shareholders of record at the close of business on September 26, 2011 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by the Company’s transfer agent or at its registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board of Directors

Zohar Zisapel
Chairman of the Board of Directors

RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
Tel: +972-3-767-9360

PROXY STATEMENT

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADVISION Ltd., or the Company, to be voted at the 2011 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Wednesday, November 2, 2011, at the Company’s offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

This Proxy Statement, the attached Notice of 2011 Annual General Meeting of Shareholders, and the enclosed proxy card, are being mailed to shareholders on or about September 28, 2011.

1.1.	Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2011 and until the annual general meeting of shareholders to be held in 2012, and to authorize the Board of Directors of the Company, or the Board of Directors, to delegate to the Audit Committee of the Board of Directors, or the Audit Committee, the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services; (ii) approval of amendments to the Company’s Articles of Association; (iii) subject to the approval of (ii), approval of an amendment to the indemnification agreements between the Company and the Company’s directors and certain officers; (iv) re-election of Dr. Yoseph Linde as an outside director of the Company for an additional three-year term, and (v) approval of the remuneration to be paid to Dr. Yoseph Linde as an outside director. In addition, the directors’ annual report to shareholders, the auditor’s report, and consolidated financial statements for the year ended December 31, 2010 will be reviewed and discussed at the Meeting.

The Company is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

1.2.	Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR all of the proposals set forth in this Proxy Statement and FOR the nominee for outside director listed in this Proxy Statement.

1.3.	Proxy Procedure

Only holders of record of the Company’s ordinary shares, par value of NIS 0.1 per share, as of the close of business on September 26, 2011 are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of September 26, 2011, the record date for determination of shareholders entitled to vote at the Meeting, there were 18,394,799 outstanding ordinary shares.

•
Voting in Person. If your ordinary shares are registered directly in your name with the Company’s transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for ordinary shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such ordinary shares will be voted FOR the nominee for outside director and each other proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to the Company’s Corporate Secretary, by granting a new proxy bearing a later date or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your ordinary shares, by attending the Meeting and voting in person.

Quorum

The presence of at least two shareholders, holding at least one-third of the Company’s issued share capital, represented in person or by proxy at the Meeting, will constitute a quorum. If within half an hour (or within such longer time not exceeding one hour as the Chairman of the Meeting may decide) from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week, at the same time and place (unless such day falls on a public holiday either in Israel or the United States, in which case the Meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday). If within half an hour from the time designated for the reconvened Meeting a quorum is not present, the shareholders present in person, by proxy or by written ballot will constitute a quorum.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, ordinary shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

1.4.	Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

The following table sets forth certain information as of September 26, 2011 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to the Company to own beneficially more than 5.0% of the Company’s ordinary shares, (ii) each of the Company’s directors and executive officers, and (iii) all directors and executive officers as a group:

Name	Number of ordinary shares beneficially owned (1)		Percentage of outstanding ordinary shares (2)
Zohar Zisapel	5,108,317	(3)	26.67%
Ross Margolies	1,711,112	(4)	9.30%
Yehuda Zisapel	1,341,950	(5)	7.30%
Renaissance Technologies, LLC	936,895	(6)	5.09%
Boaz Raviv	445,375	(7)	2.36%
Adi Sfadia	*		*
Joseph Atsmon	*		*
Liora Lev	*		*
Yoseph Linde	*		*
Efraim Wachtel	*		*
All directors and executive officers as a group (7 person)	5,853,667		31.82%
____________________________
*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Proxy Statement are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 18,394,799 ordinary shares issued and outstanding (which excludes 4,115,228 ordinary shares held as treasury stock) as of September 26, 2011.

(3)
Includes (i) 3,424,151 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 65,000 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which options to purchase 45,000 ordinary shares have an exercise price of $19.59 per share and expire in July 2013 and options to purchase 20,000 ordinary shares have an exercise price of $7.81 per share and expire in November 2016; (iii) 1,121,097 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Zohar Zisapel is a principal shareholder and Chairman of the board of directors of RAD Data Communications Ltd.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 10, 2011. The Schedule 13G/A states that of such shares, 1,700,000 ordinary shares are held by Stelliam Master Fund, L.P., a Cayman Islands exempted limited partnership, and Stelliam Master Long Fund, L.P., a Cayman Islands exempted limited partnership. Stelliam Investment Management LP serves as investment manager for such funds and Mr. Ross Margolies is the managing member of Stelliam Investment Management LP. Therefore, each of Stelliam Investment Management LP and Mr. Margolies may be deemed to be the beneficial owner of shares held for the account of such funds. In addition, the Schedule 13G/A states that Mr. Margolies holds directly 11,112 ordinary shares.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 21, 2009.  Includes: (i) 751,901 ordinary shares owned of record by Mr. Yehuda Zisapel; (ii) 402,836 ordinary shares owned of record by RADbit Inc., a company wholly-owned by Mr. Yehuda Zisapel; and (iii) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company.  Mr. Yehuda Zisapel is a principal shareholder and a director of RAD Data Communications Ltd.  Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 11, 2011.  The Schedule 13G/A was filed by Renaissance Technologies LLC and James H. Simons due to his controlling interest in Renaissance Technologies LLC.

(7)	This number includes 445,375 ordinary shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of the date of this Proxy Statement, granted to Mr. Boaz Raviv.

I.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS
(Item 1 on the Proxy Card)

The Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent public accountants in July 2002 and has reappointed the firm as the Company’s independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer as the Company’s independent registered public accountants for the year ending December 31, 2011, and until the Company’s 2012 annual general meeting of shareholders, pursuant to the recommendation of the Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer’s familiarity with the Company’s operations and reputation in the auditing field, the Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as the Company’s independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the compensation of the Company’s independent auditors in accordance with the volume and nature of their services. With respect to fiscal year 2010, the Company paid Kost Forer Gabbay & Kasierer $295,500 for audit services, $65,974 for tax-related services and $49,790 for other services (that relate to services performed in connection with the acquisition of certain assets of Aethra Video Srl and Aethra SpA of Ancona, including tax advice).

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2011 and until the Company’s 2012 annual general meeting of shareholders, be and hereby is ratified and approved; and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolutions.

The Board of Directors recommends a vote FOR the foregoing resolution.

II. APPROVAL OF AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION
(Items 2A and 2B on the Proxy Card)

Under the Israeli Companies Law, 5759-1999 (the "Companies Law"), an amendment to a company’s articles of association must be approved by the shareholders.  We propose to amend several provisions of our Articles of Association, as described below.  If the proposed amendments are approved at the Meeting, we will amend and restate our Articles of Association, and the amended and restated Articles of Association will be posted on our website at www.Radvision.com.  Set forth below is a brief description of the background to the proposed amendments to our Articles of Association.

A.           Amendment to Allow the Consent of a Majority of Directors to Waive the Need for a Notice of a Board of Directors Meeting in Urgent Situations

Section 100 of the Companies Law, requires that notice of a meeting of the board of directors be given a reasonable time in advance of the meeting. A recent amendment to Section 102 of the Companies Law provides, as an exception to this general rule, that subject to the consent of a majority of the directors, convening a board meeting without prior notice is permissible in urgent situations. Accordingly, we propose to amend Article 90 of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 90 of the Company’s Articles of Association be amended with the changes marked below:

'90
Board meetings will be convened in accordance with the needs of the Company and, in any event, shall be convened at least once every three (3) months.  Save as aforesaid, the Board may meet, adjourn and otherwise regulate its meetings as it thinks fit.  Board meetings may be convened at any time by the Chairman of the Board.  The Chairman of the Board shall convene a Board meeting upon the request of any two (2) Directors as soon as practicable after receiving such request and shall otherwise convene a Board meeting as provided by the Statutes.  If the Chairman of the Board does not, within fourteen (14) days after the date of receiving a request from two Directors as aforesaid, convene a Board meeting, then the Director requesting the convening of such Board meeting may convene the Board meeting.  If the Chairman of the Board does not, within fourteen (14) days after being obliged to convene a Board meeting as provided under the Statutes, convene a Board meeting, the person who, as provided in the Statutes in such circumstances, is entitled to convene the Board meeting, may convene such meeting.  Notice of a Board meeting shall be prepared in accordance with the Statutes and shall be served upon the members of the Board, not less than three (3) days before such meeting. Notwithstanding the foregoing, in urgent situations, a Board meeting may be convened without any prior notice with the approval of a majority of the Directors, including a majority of those who are lawfully entitled to participate in and vote at such meeting (as conclusively determined by the Secretary, and in the absence of such determination, by the Chairman of the Board).' "

B.           Amendment to Allow Indemnification and Insurance to the Full Extent Permitted by Law

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law") and a corresponding amendment to the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (currently equivalent to approximately $274,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, we propose to amend our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Companies Law described above.  Accordingly, we propose to amend Article 130 of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 130 of the Company’s articles of association be amended with the changes marked below:

'130.	(a)	Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of an Office Holder, in respect of any of the following:

(i)	a breach of his duty of care to the Company or to another person;

(ii)
a breach of his or her fiduciary duty to the Company, provided that such Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

(iii)	a monetary liability imposed on him or her in favor of another person; or

(iv)
reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

(b)
Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder for liabilities or expenses imposed on or incurred by the Office Holder, concerning acts of omissions performed by the Office Holder in such capacity in respect of any of the following:

(i)	a monetary liability imposed on or incurred by him or her in favor of another person by a court judgment, including a settlement judgment or an arbitrator’s award confirmed by a court;

(ii)
reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder in respect or as a result of (x) an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concluded without a criminal charge filed against the Office Holder or the imposition of a monetary liability in lieu of a criminal proceeding, or concluded with the imposition of a monetary liability in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases proceeding concluded “without a criminal charge” and “monetary obligation in lieu of a criminal proceeding” shall have the meanings as defined in Section 260(a)(1a) of the Companies Law); or (y) in connection with an administrative enforcement proceeding or a  financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; or~~.~~

(iii)
reasonable litigation expenses, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court, in a proceeding instituted against him or her by the Company or on the Company’s behalf or by any other person, or in a criminal charge from which he or her was acquitted or was convicted of an offense that does not require proof of criminal intent.

The Company may undertake to indemnify an Office Holder as aforesaid:  (i) prospectively, provided that the undertaking according to Article 130 (b)(i) above is limited to events which in the opinion of the Board can be foreseen, in view of the Company’s then current activities, when the undertaking to indemnify is given, and to an amount or criteria set by the Board as reasonable under the circumstances, and (ii) retroactively.

(c)
The Company may, to the maximum extent permitted by the Companies Law, exempt and release an Office Holder in advance from and against all or part of his liability for damages due to, arising or resulting from, a breach of his or her duty of care to the Company;  provided however, that  the Company may not grant an exemption in advance to a Director from his or her liability to the Company for a breach of his or her duty of care in the event of a “distribution”, as such term is defined in the Companies Law.

(d)
The provisions of Articles 130(a), 130(b) and 130(c) above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification and/or exemption (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification and/or exemption is not specifically prohibited under applicable law; provided that the procurement of any such insurance and/or the provision of any such indemnification and/or exemption  shall be approved by the Board.

In the event of any change, after the date of adoption of these Articles, in any applicable law, statute or rule which expands the right of an Israeli company to indemnify or insure or exempt an Office Holder, these Articles shall automatically be deemed to enable the Company to expand the scope of indemnification and/or insurance and/or exemption of Office Holders to the maximum extent permitted by applicable law, and any such amendment to  applicable law, statute or rule shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the applicable law, statute or rule.

Required Approval

Pursuant to the Companies Law, in general the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve an amendment to a company’s articles of association.  However, because our Chairman of the Board of Directors, Mr. Zohar Zisapel, may be deemed a controlling shareholder of the Company, the approval of proposed resolution "B" under this matter requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.

The Companies Law requires that each shareholder voting on the matter relating to Mr. Zisapel indicate whether or not the shareholder has a personal interest in the matter.  Otherwise, the shareholder is not eligible to vote on this matter.  Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our shares. Under the Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.  If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Because it is highly unlikely that any of our public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact Rael Kolevsohn, Adv., our General Counsel for guidance at +972-3-767-9394 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact us on your behalf.

To the extent that proposed resolution "B" under this matter is approved only by the affirmative vote of the holders of a majority of the voting power in the Company, but not by the special majority of the non-interested shareholders as described above, we will make appropriate amendments to the Company's Articles of Association to ensure that the proposed amendment applies only to directors and officers who are not, or are not related to, our controlling shareholder, or in respect of whom our controlling shareholder do not have a personal interest in their receiving indemnification from us.

The Board of Directors recommends a vote FOR the foregoing resolutions.

III. APPROVAL OF AN AMENDMENT TO THE COMPANY’S INDEMNIFICATION AGREEMENTS
WITH ITS DIRECTORS AND CERTAIN OFFICERS
(Items 3A and 3B on the Proxy Card)

The Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations. Specifically, granting indemnification letters to directors is required to be approved by our Audit Committee, Board of Directors and shareholders, in that order.

In light of the recent amendments to the Companies Law and to the Israeli Securities Law described in Section "B" of Item 2 above, and provided that our Articles of Association are amended as proposed in Item 2 above, we propose to amend our form of such indemnification letter to ensure that the Company’s directors and certain officers are afforded protection to the fullest extent permitted by law.  The proposed form of the amended indemnification letter is attached hereto as Appendix A and is marked to reflect the changes made to the form that was approved in the past.

In addition, our audit committee and board of directors approved the grant of the proposed form of the amended indemnification  letter to our directors and officers, including our directors and officers serving from time to time in such capacity who are considered our controlling shareholders or related to them. Currently, among our directors, only Mr. Zohar Zisapel may be deemed a "controlling shareholder" (as such term is defined in the Companies Law) of the Company and Mr. Efraim Wachtel, a director, may be deemed related to our controlling shareholder by virtue of his position as President and CEO of RAD Data Communications Ltd., a company controlled by Mr. Zohar Zisapel; and consequently, granting an amended indemnification letter to Mr. Wachtel may constitute a transaction of the Company in which our controlling shareholder has a personal interest.

At the Meeting, the shareholders will be asked to approve the grant of the amended indemnification letter in the form of Appendix A hereto (A) to our directors serving from time to time in such capacity who are not considered controlling shareholders or related to them and (B) to our directors and officers serving from time to time in such capacity who are considered our controlling shareholders or related to them.  For the avoidance of doubt, if the proposal in clauses (A) and (B) are not approved, the validity of the existing form of indemnification letter will not be affected.

Our audit committee and board of directors believe that approval of the form of amended indemnification letter is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors and officers from time to time.

Under the Companies Law, the adoption of the proposed resolutions requires the approvals of the audit committee, board of directors and shareholders, in that order. Under the Companies Law indemnification letters to officers who are not considered controlling shareholders or related to them is required to be approved by our Audit Committee and Board of Directors, but not by shareholders.  The proposed form of amended indemnification letter for all of our directors and officers, as described above, was approved by our audit committee on September 18, 2011 and by our board of directors on September 21, 2011.

It is proposed that at the Meeting the following resolutions be adopted:

“A.         RESOLVED, to approve the amended indemnification letter in the form of Appendix A hereto, to be provided to directors of the Company serving from time to time in such capacity who are not considered controlling shareholders of the Company or related to them; and

B.           RESOLVED, to approve the amended indemnification letter in the form of Appendix A hereto, to be provided to directors and officers of the Company serving from time to time in such capacity who are considered controlling shareholders of the Company or related to them.”

The approval of proposed resolution "A" below requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

The approval of proposed resolution "B" below requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.  For a discussion of the provisions of the Companies Law regarding personal interests, please see Item II above.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

IV. RE-ELECTION OF AN OUTSIDE DIRECTOR
(Item 4 on the Proxy Card)

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. The Company currently has three outside directors, one of whom, Dr. Yoseph Linde, is up for re-election at this Meeting.

The Companies Law provides that a person may not be appointed as an outside director if such person or such person’s relative or affiliate has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, a controlling shareholder thereof, their respective affiliates or, if the company does not have a "controlling shareholder" (as defined in the Companies Law), the company's chairman, chief executive officer, chief financial officer or any 5% shareholder thereof.  In addition, no person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with his or her role as an outside director; specifically, no outside director or an affiliate thereof may maintain any business relations with any of the persons listed above other than such relations that are negligible.  Pursuant to the Companies Law, if at the time of election of an outside director, all the directors are of the same gender, the outside director must be of the other gender.  For a period of two years from termination from office, the company or its controlling shareholder may not give any direct or indirect benefit to the former outside director.

At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Select Market, such as the Company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have “professional qualifications.”

Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors and its chairman must be an outside director. An outside director is entitled to compensation as provided in the Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended (“the Regulations”), and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service (see Item V).

Outside directors are elected by the shareholders.  In general, outside directors serve for an initial three-year term, which may be renewed for two additional three-year terms. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Select Market, such as the Company, may appoint an outside director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.  Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an outside director ceases to meet the statutory qualifications with respect to his or her appointment or if the outside director violates his or her duty of loyalty to the company.

Dr. Yoseph Linde was elected to serve as an outside director for an initial three year term at the Company’s 2008 annual general meeting of shareholders. Accordingly, at the Meeting, shareholders will be asked to re-elect Dr. Yoseph Linde as an outside director of the Company for a second three-year term, effective upon the date of the Meeting. The Audit Committee and Board of Directors believe that Dr. Linde’s continued service as an outside director for a second term is in the best interest of the Company due to his vast business experience, which is summarized below, and his knowledge of the Company, its markets and related fields of operations.  The Board of Directors has determined that Dr. Yoseph Linde qualifies as an outside director within the meaning of the Companies Law, after receiving from him a declaration confirming his qualifications under the Companies Law to be elected as an outside director.

If elected, Dr. Linde will receive the cash compensation and the equity-based compensation as described in Item V.  In addition, Dr. Linde will benefit from the amended indemnification agreement, in accordance with Item III above.  If the shareholders do not approve the amended indemnification agreement, Dr. Linde will continue to benefit from an indemnification agreement, in the form approved by the shareholders at the Company’s 2007 annual general meeting of shareholders.

Set forth below is a brief biography of Dr. Linde, based upon the records of the Company and information furnished to it by him.

Dr. Yoseph L. Linde currently serves as general partner of Jerusalem Global Ventures, a venture capital fund specializing in early investments in start-up companies providing products for the internet infrastructure, a position that he has held since 1999. Dr. Linde also serves as a director of LocationNet Ltd. and Lumus Ltd., portfolio companies of JGV.  From 1993 until 1999, Dr. Linde was the founder and chairman of LANart Corporation, a company acquired by Communications Systems Inc. in 1999. From 1983 until 1993, Dr. Linde was the founder and chairman of Chipcom Corporation, a public company acquired by 3Com in 1995. From 1982 until 1983, Dr. Linde held the position of Professor at the School of Engineering of Boston University. Dr. Linde holds a B.Sc. degree in electrical engineering from the Technion – Israel Institute of Technology, a M.Sc. degree in electrical engineering from Tel-Aviv University, and a Ph.D in electrical engineering from Stanford University.

As required by Israeli law, Dr. Linde has declared in writing that: (i) he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (i) he was not convicted by a conclusive judgment: (a) for an offense under Sections 290 to 297, 392, 415, 418 to 420 or 422 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by  a manager of a corporate body or an offense involving misuse of inside information; (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; and (iii) he has not been declared bankrupt or incompetent.  Such declarations are available for review at our registered office.

The Company is not aware of any reason why Dr. Linde, if elected, would be unable or unwilling to serve as an outside director.

The election of the nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least a majority of the shares of non-controlling shareholders or disinterested shareholders (other than personal interest, which is not the result of  its affiliations with the controlling shareholder) who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 2% of the voting rights in the Company.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Dr. Yoseph Linde be re-elected to serve as an outside director of the Company, within the meaning of the Companies Law, effective immediately, for a second term of three years.”

The Board of Directors recommends a vote FOR the election of the nominee for external director named above.

V.  APPROVAL OF REMUNERATION TO BE PAID TO DR. LINDE AS AN OUTSIDE DIRECTOR
(Item 5 on the Proxy Card)

The remuneration of outside directors of an Israeli company is regulated by the Regulations and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended.  Under the Companies Law, a company is generally required to pay its outside directors a minimum cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) in the manner set forth in the Regulations.  Provided that the requirements for payment of the minimum annual and per meeting attendance fees are met, a company may elect to also compensate its outside directors in the form of a grant of securities.  Such grant of securities must be made under a compensation plan that includes all of a company’s office holders and must be in proportion to the securities granted to a company’s “other directors,” as defined in the Regulations, provided that the company has at least two “other directors,” which the Company currently does.  The term “other director” generally refers to a director who is not an outside director, a controlling shareholder, an employee or service provider of the company, an entity that is a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company, or a director who is not compensated by the company (compensation in the form of securities does not constitute compensation for these purposes except for purposes of determining the proportionate compensation offered to the outside directors in the form of securities).  The securities awarded to the outside directors may not be less than the securities awarded to any “other director” nor may the award exceed the average securities awarded to all of the “other directors,” and shall be paid at the same time that compensation is awarded to the “other directors.”  A company is also required to reimburse an outside director for certain expenses set forth in the Regulations.

A nominee for outside director must be informed of the compensation to be paid by a company (and in the case of a grant of securities, also the terms of grant) prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service. Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation, except that “expert outside directors” may receive higher compensation than non-experts.  However, at the time a new outside director is appointed, a company may decide that at the end of the term of a serving outside director, the new outside director will receive compensation that is less than the serving outside director.  In addition, at the time a new outside director is appointed, a company may modify the compensation of a serving outside director provided such change is beneficial to such outside director.

Subject to the election of Dr. Yoseph Linde as an outside director for an additional three-year term (see Item IV), Dr. Linde will be entitled to the equity-based compensation in accordance with the equity-based compensation plan for directors (other than the Chairman), which was approved by the Company’s Audit Committee and Board of Directors on July 29, 2009 and by the Company’s shareholders at the 2009 Annual General Meeting of Shareholders.  For each year of service as a director Dr. Linde will receive options to purchase 10,000 ordinary shares.  All of the options will be granted under the Company’s 2000 Employee Stock Option Plan, will be fully vested and immediately exercisable on the applicable date of grant and will expire 18 months after Dr. Linde’s termination or resignation from office. The exercise price per share of the options will be equal to the closing price per share of the Company’s ordinary shares on the NASDAQ Global Select Market on the applicable date of grant.

In addition, the Audit Committee and Board of Directors have approved the payment to Dr. Linde, effective as of his election as an outside director and for the duration of his service in such capacity, compensation in the form of the minimum amount of cash compensation payable to outside directors in companies of the Company’s size, as set forth in the Regulations from time to time, which is currently an annual fee of NIS 45,000 (currently equivalent to approximately $12,300) and a per meeting attendance fee of NIS 1,590 (currently equivalent to approximately $435).  Such amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

Under Israeli law, the compensation of outside directors, is required to be approved by the audit committee, board of directors and shareholders, in that order.  On September 21, 2011, the Audit Committee and Board of Directors approved the cash compensation terms described above, subject to shareholder approval.

It is therefore proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, subject to the re-election of Dr. Yoseph Linde as an outside director for a second three year term, to pay to Dr. Linde, effective as of the date of his re-election as an outside director and for the duration of his service in such capacity, compensation in the form of the minimum amount of cash compensation payable to outside directors in companies of the Company’s size, as set forth in the Regulations from time to time.”

Pursuant to the Companies Law, the compensation of directors requires the affirmative vote of a majority of the ordinary shares present at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

The Board of Directors recommends a vote FOR the foregoing resolution.

VI.  REVIEW AND DISCUSSION OF DIRECTORS’ ANNUAL REPORT TO SHAREHOLDERS, AUDITOR'S
REPORT AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010

At the Meeting, the director’s report to shareholders, auditor’s report and the audited consolidated financial statements for the year ended December 31, 2010 will be presented.  A discussion with respect to the financial statements will be held at the Meeting.  This Item will not involve a vote of the shareholders.

The Company’s annual report on Form 20-F for the year ended December 31, 2010, including the auditor’s report and consolidated financial statements for the year ended December 31, 2010, which was filed with the SEC on May 11, 2011, is available on the Company’s website at www.radvision.com or through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the Company’s annual report on Form 20-F for the year ended December 31, 2010, free of charge, upon request. None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of the Company’s website form part of the proxy solicitation material.

VII. OTHER MATTERS

The Board of Directors does not intend to bring any matter before the Meeting other than as specifically set forth in the Notice of 2011 Annual General Meeting of Shareholders and Proxy Statement and knows of no other matter to be brought before the Meeting by others. If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors,

Zohar Zisapel
Chairman of the Board of Directors

September 26, 2011

Appendix A

Indemnification Agreement

This Indemnification Agreement (the "Agreement") is made as of __________, 2007, by and between RADVISION Ltd. of 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (the "Company") and ____of ____________ ("Indemnitee").

The Company desires to attract and retain qualified directors and officers (each, an "Officer"), and to provide them with protection against liability and expenses incurred while acting in that capacity. Indemnitee is an Officer of the Company. In order to induce Indemnitee to serve as an Officer of the Company the Company agrees to indemnify Indemnitee upon certain occurrences, all under the terms of this Agreement.

Now, Therefore, the parties agree as follows:

2.
Release. The Company hereby releases all or part of Indemnitee's liability to the Company for damage, which arises from the breach of his "duty of care" to the Company (as such term is interpreted in Sections 252 and 253 of the Companies Law, 1999 (the "Companies Law")); provided; however, that if Indemnitee is a director of the Company, the foregoing release does not apply to a breach of his duty of care in the event of a “distribution”, as such term is defined in the Companies Law.

3.
Contractual Indemnity. The Company hereby agrees, subject to the limitations set forth in this Agreement, to indemnify Indemnitee to the greatest extent possible under applicable law against any liability or expense in respect of an act performed by virtue of his/her being an Officer of the Company: (i) a monetary liability imposed on or incurred by Indemnitee in favor of another person by a court judgment, including a judgment given as a result of a settlement or an arbitrator's award confirmed by court; and (ii) reasonable litigation expenses, including attorneys' fees, expended by Indemnitee for an attorney of his own choice at his sole discretion or which were imposed on Indemnitee by a court, in a proceeding instituted against him by the Company or on its behalf or by any other person, or in a criminal charge from which he was acquitted or in a criminal charge in which Indemnitee was convicted for a criminal offense that does not require proof of criminal thought (as such term is interpreted in the Penal Law, 5737-1977)(collectively referred to hereinafter as the "Claim"); and (iii) reasonable litigation expenses, including without limitation attorney's fees and the fees and expenses of investigators, accountants and other experts, expended by Indemnitee as a result of an investigation or proceeding instituted against Indemnitee by an authority authorized to conduct such investigation or proceeding, which: (a)  is Concluded Without The Filing Of An Indictment (as defined in the Companies Law) against Indemnitee and without the imposition on Indemnitee of any Monetary Obligation In Lieu of Criminal Proceedings (as defined in the Companies Law), or (b) which is Concluded Without The Filing Of An Indictment against Indemnitee, but with the imposition on Indemnitee of a Monetary Obligation In Lieu of Criminal Proceedings in respect of an offence that does not require proof of criminal intent or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Indemnitee in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law"), and expenses that the Indemnitee incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.  The above indemnification will also apply to any action taken by Indemnitee in his/her capacity as an Officer of any other company controlled, directly or indirectly, by the Company (a "Subsidiary") or in his/her capacity as an officer, director, or observer at board of directors' meetings, of a company not controlled by the Company but where your appointment as such is at the request of the Company ("Affiliate"), and the other provisions of this Agreement shall apply, subject to applicable changes.

4.	Limitations on Contractual Indemnity.

4.1.
Indemnitee shall not be entitled to indemnification under Section 2 above, for any financial obligation imposed consequent to any of the following: (i) a breach of the duty of loyalty by Indemnitee, except where Indemnitee acted in good faith and had reasonable grounds to assume that his/her act would not cause the Company any harm; (ii) a breach of Indemnitee's duty of care towards the Company, which was committed intentionally or recklessly, unless the breach was committed only negligently; (iii) an act (or omission) committed with the intention to realize an unlawful personal gain; (iv) a fine or penalty imposed on Indemnitee; (v) a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee, other than for indemnification hereunder; or (vi) any claim arising from Indemnitee's purchase and sale of securities in violation of Section 16(b) of the Securities Act of 1934, as amended, if applicable.

4.2.
The total amount of indemnification that the Company undertakes towards all of its Officers, jointly and in the aggregate, which was resolved by the Company's Board of Directors to be reasonable under the circumstances of indemnification of Indemnitee as set forth in this Agreement, shall not exceed the greater of: (i) with respect to indemnification in connection with a public offering of the Company's securities, the gross proceeds raised by the Company and/or any selling shareholder in such public offering, and (ii) with respect to any and all matters mentioned in Section 4 below, an amount equal to fifty percent (50%) of the net equity of the Company, based on the most recent financial statements made publicly available before the date on which the indemnity payment is made. If the aforesaid amount is insufficient to cover all amounts to which the Officers are entitled, such amount shall be allocated among such persons pro rata to the amounts to which they are so entitled.

4.3.
Indemnitee shall not be entitled to indemnification under Section 2 above, for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines and amounts paid in settlement) which have been paid directly to Indemnitee or a third party by an insurance carrier under a policy of directors' and officers' liability insurance maintained by the Company.

4.4.
Indemnitee shall not be entitled to indemnification under Section 2, on account of any suit in which judgment is rendered against Indemnitee for misuse or misappropriation of non-public information, or otherwise involving Indemnitee's status as an "insider" of the Company, in connection with any purchase or sale by Indemnitee of securities of the Company.

5.
Limitation of Categories of Claims. The indemnification pursuant to Section 2 above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Company's Board of Directors to be foreseeable considering the Company’s actual operations at the date hereof:

5.1.	the offering of securities by the Company and/or by a shareholder to the public and/or to private investors pursuant to prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2.
occurrences in connection with investments the Company makes in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by Indemnitee in the name of the Company as an Officer of the corporation the subject of the transaction and the like;

5.3.	acts or omissions of the Company arising in connection with the Company being a public company and/or its securities offered to the public and/or traded on any stock exchange;

5.4.	acts or omissions arising out of or related to Company filings required by any exchange or commission;

5.5.	actions related to the acquisition or selling of companies, legal entities or assets, including but not limited to, splits or mergers, and events connected with antitrust;

5.6.	selling, buying or holding marketable securities for or on behalf of the Company, and decisions as to the investment of funds of the Company in accounts, securities, and the like;

5.7.	actions in connection with the sale of the operations and/or business, or part thereof, of the Company;

5.8.
actions taken in connection with the intellectual property of the Company, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

5.9.
acts deemed to prejudice the enjoyment of the environment, including but not limited to, erection, management, maintenance or functioning of factories or plants and all such actions connected with storing or conveying of raw materials, products and refuse;

5.10.	actions concerning the approval of transactions of the Company with officers and/or directors and/or holders of controlling interests in the Company;

5.11.
acts in connection with employment and business relations, including but not limited to relations with employees, consultants, private contractors, customers, suppliers and different service providers, and events connected with safety at work, work and product quality related injury, personal injury and property damage caused due to Indemnitee's acts or omissions in his/her capacity as an Officer, including with respect to claims for actual or alleged sexual harassment charges;

5.12.	actions in connection with the testing of products developed by the Company or in connection with the distribution, sale, license or use of such products;

5.13.	events connected with actions and activities related to the operation or use of databases by the Company pursuant to applicable law;

5.14.	actions taken in connection with the approval and execution of financial statements and business reports and the representation made in connection therewith; and

5.15.	actions taken pursuant to or in accordance with the policies and procedures of the Company, whether such policies and procedures are published or not.

6.
Continuation of Contractual Indemnity. Subject to Section 10 below, all agreements and obligations of the Company contained herein shall continue for so long as Indemnitee shall be subject to any possible action, suit, proceeding or other assertion of a Claim or Claims regardless of the termination or cancellation of this Agreement for any reason whatsoever.

7.
Expenses; Indemnification Procedure. The Company shall advance all expenses incurred by Indemnitee in connection with any Claim or Claims (but not amounts actually paid in settlement of any such action or proceeding unless it meets the criteria set forth in the Companies Law).  Indemnitee hereby undertakes to repay such amounts advanced, if, and to the extent that, it shall ultimately be determined that Indemnitee is not entitled to be indemnified by the Company as authorized hereby.  Advances given to cover legal expenses in a criminal proceeding or in administrative or investigative proceeding that result in a criminal proceeding will be repaid by Indemnitee to the Company if Indemnitee was found guilty of a crime which requires proof of criminal intent. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee's assets. All amounts paid as indemnification pursuant hereto will be grossed-up to cover any tax payments Indemnitee may be required to make if the indemnification payments are taxable to Indemnitee.

8.	Notification and Defense of Claim. If any Claim is brought against Indemnitee in respect of which indemnity may be sought under this Agreement:

8.1.
Indemnitee will promptly notify the Company in writing of the commencement thereof, and the Company and any other indemnifying party similarly notified will be entitled to participate therein at its own expense to the extent it so desires or deems necessary. The Company shall have the right to assume and/or lead the defense efforts thereof and to employ its own counsel provided that he/she shall be reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ its own counsel at its sole discretion and choice in connection with any such Claim and to participate/assist in the defense thereof. Reasonable fees and expenses of such counsel to Indemnitee directly related to the investigation or defense of the Claim shall be borne by the Company, provided, that, the Company will not be obligated to pay the reasonable fees or expenses of more than one firm of attorneys representing Indemnitee in connection with any one Claim or separate but substantially similar or related Claims in the same jurisdiction arising out of the same general allegations or circumstances.

8.2.
The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company's written consent, such consent which will not be unreasonably withheld.

8.3.	Indemnitee shall give the Company such information and cooperation as may be required.

8.4.
For the avoidance of doubt, in the case of criminal proceedings the Company and/or its attorney as aforesaid will not have the right to plead guilty in Indemnitee's name or to agree to a plea-bargain in Indemnitee's name without Indemnitee's written consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorney will not have the right to admit to any occurrences that are not fully indemnifiable pursuant to this Agreement, or to enter into any settlement, or compromise or consent to any judgment unless such settlement, compromise or consent includes an unconditional release of Indemnitee from all liability arising out of the proceeding, without Indemnitee's written consent, which will not be unreasonably withheld. However, the aforesaid will not prevent the Company and/or its attorney as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without Indemnitee's consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Agreement and so long as it includes an unconditional release as aforesaid.

8.5.
Any indemnification provided for in Section 2 above shall be made no later than ten (10) business days after receipt of the written request of Indemnitee. If a Claim under this Agreement is not paid in full by the Company within ten (10) business days after a written request for payment thereof has first been received by the Company, Indemnitee may, but need not, at any time thereafter bring an action against the Company to recover the unpaid amount of the claim and, subject to Section 12 below, Indemnitee shall also be entitled to be reimbursed for the expenses (including reasonable attorneys' fees) of bringing such action. It shall be a defense to any such action that Indemnitee has not met the standards of conduct which make it permissible under applicable law for the Company to indemnify Indemnitee for the amount claimed. It is the parties' intention that if the Company contests Indemnitee's right to indemnification, the question of Indemnitee's right to indemnification shall be for the court to decide.

8.6.
If, at the time of the receipt of a notice of a Claim, the Company has a directors' and officers' liability insurance in effect, the Company shall give prompt notice of the commencement of such proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take reasonable actions to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of such policies. If the insurer shall refuse to pay, the Company shall still be required to indemnify the Indemnitee to the extent required pursuant to this Agreement, but the Company shall have no other liability to the Indemnitee based on the insurer’s refusal  to pay or take any other actions required.

8.7.
If for the validation of any of the undertakings in this Agreement any act, resolution, approval or other procedure is required, the Company undertakes to initiate and make its best efforts to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

9.
Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses actually or reasonably incurred by Indemnitee in connection with a Claim or Claims, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses to which Indemnitee is entitled.

10.
No Restrictions. The rights and remedies of Indemnitee under this Agreement shall not be deemed to exclude or impair any other rights or remedies to which Indemnitee may be entitled under the Company's Articles of Association, or under any other agreement, provision of law or otherwise, nor shall anything contained herein restrict the right of the Company to indemnify Indemnitee in any proper case, subject to applicable law, even though not specifically provided for in this Agreement.

11.
Termination. The Company may terminate or amend this Agreement at any time by giving Indemnitee a one-hundred and eighty (180)-day prior written notice, but any such termination or amendment will not affect Claims relating to events occurring prior to the effective date of termination or amendment.  If the Indemnitee is an employee of the Company, such notice could be considered, at Indemnitee’s sole discretion, as a notice of termination of such Indemnitee's employment with the Company provided that the following conditions exist: (i) such notice is directed specifically to any single Indemnitee and is not generally applicable to all Indemnitees; (ii) such notice causes a material deterioration in the nature or extent of coverage offered to the Indemnitee pursuant to this Agreement and (iii) such notice is not required by any applicable law or regulation.

12.
Severability. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. Furthermore, if such invalid or unenforceable undertaking exemption or release may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings exemptions or releases will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking exemption or release, so as to be valid and enforceable to the maximum extent permitted by law.

13.
Attorneys' Fees. In the event of any litigation or other action or proceeding to enforce or interpret this Agreement, the prevailing party as determined by the court shall be entitled to an award of its reasonable attorneys' fees and other costs, as may be awarded by a court or other tribunal, in addition to such relief as may be awarded by a court or other tribunal.

14.
Further Assurances. The parties will perform, execute and deliver, or will cause to be performed, executed and delivered, all such further acts and documents as may be reasonably required for the purpose of giving effect to this Agreement and the transactions contemplated hereby.

15.
Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the fifth business day after the date postmarked. Addresses for notice to either party are as set forth above or as subsequently modified addresses by written notice.

16.
Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to its subject matter, and supersedes and cancels all prior agreements, proposals, representations and communications between the parties regarding the subject hereof. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing and signed by the parties hereto.

17.
Binding Effect; No Assignment. This Agreement shall be binding upon Indemnitee and the Company, their successors and assigns, and shall inure to the benefit of Indemnitee, his/her heirs, personal representatives and assigns and to the benefit of the Company, its successors and assigns. Indemnitee shall not assign or otherwise transfer his/her rights under this Agreement and any attempt to assign or transfer such rights shall be deemed null and void.

18.
Governing Law; Jurisdiction. This Agreement shall be interpreted and enforced in accordance with the laws of Israel, without regard to its rules of conflict of laws, and any dispute arising from or in connection with this Agreement shall be submitted to the sole and exclusive jurisdiction of the competent court in Tel Aviv, Israel.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

RADVISION Ltd. By: _______________________ Title: _____________________	_____________________________________ [Insert Name of Director/Officer]